Brookfield Property Partners L.P.

Condensed consolidated financial statements (unaudited)
As at June 30, 2015 and December 31, 2014 and
for the three and six months ended June 30, 2015 and 2014

Brookfield Property Partners L.P.
Condensed Consolidated Balance Sheets

Unaudited		As at
(US$ Millions)	Note	Jun 30, 2015	Dec 31, 2014
Assets
Non-current assets
Investment properties	4	$41,337	$41,141
Equity accounted investments	5	14,510	10,356
Participating loan interests	6	607	609
Hotel assets	7	2,417	2,478
Other non-current assets	8	2,523	4,017
Loans and notes receivable	9	222	209
		61,616	58,810
Current assets
Loans and notes receivable	9	133	117
Accounts receivable and other	10	1,139	3,125
Cash and cash equivalents		1,242	1,282
		2,514	4,524
Assets held for sale	11	648	2,241
Total assets		$64,778	$65,575

Liabilities and equity
Non-current liabilities
Debt obligations	12	$18,940	$23,879
Capital securities	13	3,579	3,535
Other non-current liabilities		321	646
Deferred tax liabilities		2,541	2,639
		25,381	30,699
Current liabilities
Debt obligations	12	7,096	3,127
Capital securities	13	449	476
Accounts payable and other liabilities	15	2,384	1,753
		9,929	5,356
Liabilities associated with assets held for sale	11	267	1,221
Total liabilities		35,577	37,276

Equity
Limited partners	16	7,261	6,586
General partner	16	5	5
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	16,17	13,958	13,147
Limited partnership units of Brookfield Office Properties Exchange LP	16,17	299	470
Interests of others in operating subsidiaries and properties	17	7,678	8,091
Total equity		29,201	28,299
Total liabilities and equity		$64,778	$65,575

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Income Statements

Unaudited		Three months ended Jun 30,		Six months ended Jun 30,
(US$ Millions, except per unit amounts)	Note	2015	2014	2015	2014
Commercial property revenue	18	$781	$742	$1,591	$1,465
Hospitality revenue		264	264	534	539
Investment and other revenue	19	125	237	194	301
Total revenue		1,170	1,243	2,319	2,305
Direct commercial property expense	20	308	331	635	645
Direct hospitality expense	21	196	202	402	415
Investment and other expense		60	28	60	35
Interest expense		366	307	740	595
Depreciation and amortization	22	41	37	77	76
General and administrative expense	23	122	95	232	179
Total expenses		1,093	1,000	2,146	1,945
Fair value gains, net	24	179	1,014	1,007	1,582
Share of net earnings from equity accounted investments	5	549	301	813	529
Income before income taxes		805	1,558	1,993	2,471
Income tax (benefit) expense	14	(360)	269	(181)	689
Net income		$1,165	$1,289	$2,174	$1,782

Net income attributable to:
Limited partners		$374	$270	$672	$347
General partner		—	—	—	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units		629	574	1,141	866
Limited partnership units of Brookfield Office Properties Exchange LP		23	48	46	51
Interests of others in operating subsidiaries and properties		139	397	315	518
Total		$1,165	$1,289	$2,174	$1,782

Net income per LP Unit:
Basic	16	$1.31	$1.29	$2.37	$2.16
Diluted	16	$1.26	$1.25	$2.28	$2.12

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Comprehensive Income

Unaudited		Three months ended Jun 30,		Six months ended Jun 30,
(US$ Millions)	Note	2015	2014	2015	2014
Net income		$1,165	$1,289	$2,174	$1,782
Other comprehensive income (loss):	26
Foreign currency translation		1	101	(492)	136
Cash flow hedges		65	(46)	19	(91)
Available-for-sale securities		2	4	3	3
Equity accounted investments		88	53	90	53
Total other comprehensive income (loss)		156	112	(380)	101
Total comprehensive income (loss)		$1,321	$1,401	$1,794	$1,883

Comprehensive income attributable to:
Limited partners
Net income		$374	$270	$672	$347
Other comprehensive income (loss)		67	18	(58)	15
		441	288	614	362
Non-controlling interests
Redeemable/exchangeable and special limited partnership units
Net income		629	574	1,141	866
Other comprehensive income (loss)		116	38	(99)	28
		745	612	1,042	894
Limited partnership units of Brookfield Office Properties Exchange LP
Net income		23	48	46	51
Other comprehensive income (loss)		6	3	(4)	3
		29	51	42	54
Interests of others in operating subsidiaries and properties
Net income		139	397	315	518
Other comprehensive (loss) income		(33)	53	(219)	55
		106	450	96	573
Total comprehensive income		$1,321	$1,401	$1,794	$1,883

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Changes in Equity

	Limited partners					General partner				Non-controlling Interests
Unaudited (US$ Millions)	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive (loss) income	Limited partners equity	Capital	Retained earnings	Accumulated other comprehensive (loss) income	General partner equity	Redeemable /exchangeable and special limited partnership units	Limited partnership units of Brookfield Office Properties Exchange LP	Interests of others in operating subsidiaries and properties	Total equity
Balance as at Dec 31, 2014	$5,612	$1,010	$125	$(161)	$6,586	$4	$1	$—	$5	$13,147	$470	$8,091	$28,299
Net income	—	672	—		672	—	—	—	—	1,141	46	315	2,174
Other comprehensive (loss)	—	—	—	(58)	(58)	—	—	—	—	(99)	(4)	(219)	(380)
Total comprehensive income (loss)	—	672	—	(58)	614	—	—	—	—	1,042	42	96	1,794
Distributions	—	(137)	—	—	(137)	—	—	—	—	(232)	(9)	(380)	(758)
Issuance / repurchase of interests in operating subsidiaries	—	(2)	—	—	(2)	—	—	—	—	(3)	—	(129)	(134)
Exchange of exchangeable units	199	—	3	(2)	200	—	—	—	—	4	(204)	—	—
Balance as at Jun 30, 2015	$5,811	$1,543	$128	$(221)	$7,261	$4	$1	$—	$5	$13,958	$299	$7,678	$29,201

Balance as at Dec 31, 2013	$2,470	$62	$—	$(4)	$2,528	$4	$—	$—	$4	$11,092	$—	$11,366	$24,990
Net income	—	347	—	—	347	—	—	—	—	866	51	518	1,782
Other comprehensive income	—	—	—	15	15	—	—	—	—	28	3	55	101
Total comprehensive income	—	347	—	15	362	—	—	—	—	894	54	573	1,883
Contributions and equity issuances of subsidiaries	2,332	—	497	(137)	2,692	—	—	—	—	(36)	1,039	(4,526)	(831)
Distributions	—	(80)	—	—	(80)	—	—	—	—	(218)	(9)	(1,037)	(1,344)
Unit issuance / Reorganization	93	5	21	(6)	113	—	—	—	—	247	(360)	—	—
Balance as at Jun 30, 2014	$4,895	$334	$518	$(132)	$5,615	$4	$—	$—	$4	$11,979	$724	$6,376	$24,698

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Cash Flows

Unaudited		Six months ended Jun. 30,
(US$ Millions)	Note	2015	2014
Operating activities
Net income		$2,174	$1,782
Share of equity accounted earnings, net of distributions		(679)	(130)
Fair value (gains) losses, net	24	(1,007)	(1,582)
Deferred income tax (benefit) expense	14	(209)	649
Depreciation and amortization	22	77	76
Working capital and other		(6)	(370)
		350	425
Financing activities
Debt obligations, issuance		3,024	5,949
Debt obligations, repayments		(3,735)	(4,232)
Non-controlling interests, issued		303	711
Non-controlling interests, purchased		(272)	(1,538)
Distributions to non-controlling interests in operating subsidiaries		(374)	(807)
Distributions to limited partnership unitholders		(137)	(80)
Distributions to redeemable/exchangeable and special limited partnership unitholders		(232)	(218)
Distributions to holders of Brookfield Office Properties Exchange LP units		(9)	(9)
		(1,432)	(224)
Investing activities
Investment properties and subsidiaries, proceeds of dispositions		1,112	629
Property acquisitions and capital expenditures		(1,245)	(1,051)
Investment in equity accounted investments		(1,735)	(33)
Proceeds from sale and distributions of equity accounted investments and participating loan interests		756	111
Financial assets, proceeds of dispositions		3	1,182
Financial assets, acquisitions		—	(1,035)
Foreign currency hedges of net investments		381	—
Other property, plant and equipment investments, net of dispositions		(2)	120
Restricted cash and deposits		1,784	—
		1,054	(77)
Cash and cash equivalents
Net change in cash and cash equivalents during the period		(28)	124
Effect of exchange rate fluctuations on cash and cash equivalents held in foreign currencies		(12)	12
Balance, beginning of period		1,282	1,368
Balance, end of period		$1,242	$1,504

Supplemental cash flow information
Cash paid for:
Income taxes		$40	$70
Interest (excluding dividends on capital securities)		$650	$570

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Notes to the Condensed Consolidated Financial Statements

NOTE 1. ORGANIZATION AND NATURE OF THE BUSINESS
Brookfield Property Partners L.P. (“BPY” or the “partnership”) was formed as a limited partnership under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended and restated on August 8, 2013. BPY is a subsidiary of Brookfield Asset Management Inc. (“Brookfield Asset Management” or the “parent company”) and is the primary entity through which the parent company and its affiliates own, operate, and invest in commercial and other income producing property on a global basis.

The partnership’s sole material asset at June 30, 2015 is a 38% managing general partnership unit interest in Brookfield Property L.P. (the “operating partnership”), which holds the partnership’s interest in commercial and other income producing property operations. The partnership’s limited partnership units (“BPY Units” or “LP Units”) are listed and publicly traded on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbols ‘‘BPY’’ and ‘‘BPY.UN’’, respectively.

The registered head office of the partnership is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of compliance
The interim condensed consolidated financial statements of the partnership and its subsidiaries have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, have been omitted or condensed.

These condensed consolidated financial statements as of and for the three and six months ended June 30, 2015 were approved and authorized for issue by the Board of Directors of the partnership on August 3, 2015.

b)	Basis of presentation
The interim condensed consolidated financial statements are prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2014. Consequently, the information included in these interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the partnership’s annual report on Form 20-F for the year ended December 31, 2014.

The interim condensed consolidated financial statements are unaudited and reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods presented in accordance with IFRS. The results reported in these interim condensed consolidated financial statements should not necessarily be regarded as indicative of results that may be expected for the entire year.

The interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. Dollars rounded to the nearest million unless otherwise indicated.

c)	Estimates
The preparation of the partnership’s interim condensed consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the partnership’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Summary of Significant Accounting Policies, to the partnership’s consolidated financial statements for the year ended December 31, 2014 and have been consistently applied in the preparation of the interim condensed consolidated financial statements as of and for the three and six months ended June 30, 2015.

NOTE 3. BUSINESS ACQUISITIONS AND COMBINATIONS
The partnership accounts for business combinations using the acquisition method of accounting under IFRS 3, Business Combinations (“IFRS 3”), pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition. Financial results of each transaction are included within the partnership’s condensed consolidated statements of income from the dates of each acquisition.

As of the date the June 30, 2015 condensed consolidated financial statement were approved for issuance, the partnership was still in the process of reviewing the purchase price allocation for the November 2014 acquisition of office parks in India (“Candor Office Parks”). Accordingly, the acquired assets and assumed liabilities are still being carried on a provisional basis on the partnership's condensed consolidated balance sheet and may be adjusted retrospectively in future reporting periods in accordance with IFRS 3.

There were no material business combinations or acquisitions completed during the six months ended June 30, 2015.

NOTE 4.	INVESTMENT PROPERTIES
The following table presents a roll forward of the partnership’s investment property balances, all of which are considered Level 3 within the fair value hierarchy, for the six months ended June 30, 2015 and the year ended December 31, 2014:

	Six months ended June 30, 2015			Year ended December 31, 2014
(US$ Millions)	Commercial Properties	Commercial Developments	Total	Commercial Properties	Commercial developments	Total

Balance, beginning of period	$37,789	$3,352	$41,141	$31,679	$2,474	$34,153
Additions resulting from:
Property acquisitions	177	40	217	8,080	26	8,106
Capital expenditures	411	639	1,050	821	881	1,702
Property dispositions(1)	(161)	(79)	(240)	(2,512)	(200)	(2,712)
Fair value gains, net	934	171	1,105	2,781	289	3,070
Reclassifications to assets held for sale	(1,202)	—	(1,202)	(2,173)	—	(2,173)
Foreign currency translation	(758)	(113)	(871)	(1,026)	(150)	(1,176)
Other changes	109	28	137	139	32	171
Balance, end of period	$37,299	$4,038	$41,337	$37,789	$3,352	$41,141

(1)	Property dispositions represent the carrying value on date of sale.

The partnership determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Investment property valuations are generally completed by undertaking one of two accepted income approach methods, which include either: i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows, or where appropriate, normalized cash flows. In determining the appropriateness of the methodology applied, the partnership considers industry standards for the valuation methodologies used in each of our operating segments. See the table below for further information on what valuation method the partnership uses for its asset classes.

Where available, the partnership determines the fair value of commercial properties based on recent sales of similar properties in the same location and condition and subject to a similar leasing profile. Where comparable current sales in an active market do not exist, the partnership generally considers information from a variety of sources, including: i) either of the two accepted income approaches described above; ii) recent prices of similar properties in less active markets, with adjustments to reflect any change in economic conditions since the date of the observed transactions that occurred at those prices, including market rents and discount or capitalization rates; and iii) current prices in an active market for properties of a different nature, condition or location, including differences in leasing and other contracts. In certain cases, these sources will suggest different conclusions about the fair value of an investment property. In such cases, the partnership considers the reasons for any such differences in validating the most reliable estimate of fair value. Giving consideration to the unique characteristics of each property, the most reliable estimate of fair value is generally derived by one of the two accepted income approaches.

Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets.

In accordance with its policy, the partnership generally measures and records its commercial properties and developments using valuations prepared by management. The partnership generally does not measure or record its properties based on valuations prepared by external valuation professionals. However, for certain recently acquired subsidiaries, the partnership has used valuations prepared by external valuation professionals. The proportion of investment properties valued by such external valuation professionals was 2% of total consolidated investment properties as of June 30, 2015.

The key valuation metrics for the partnership’s consolidated commercial properties and equity accounted investments are presented in the following tables below on a weighted-average basis:

		Jun 30, 2015			Dec 31, 2014
Consolidated Properties	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)

Office
United States	Discounted cash flow	7.0%	5.8%	10	7.1%	5.9%	10
Canada	Discounted cash flow	6.2%	5.6%	10	6.3%	5.6%	11
Australia	Discounted cash flow	8.0%	6.5%	10	8.3%	6.8%	10
Europe	Discounted cash flow	6.0%	5.1%	12	6.8%	5.1%	10
Brazil	Discounted cash flow	9.0%	7.5%	10	8.5%	7.5%	10
India	Discounted cash flow	15.1%	10.3%	10	n/a	n/a	n/a
Retail
Brazil	Discounted cash flow	9.2%	7.1%	10	9.2%	7.1%	10
Industrial	Discounted cash flow	7.7%	6.9%	9	7.9%	7.3%	10
Multifamily(1)	Direct capitalization	5.0%	n/a	n/a	5.4%	n/a	n/a
Triple Net Lease(1)	Direct capitalization	6.3%	n/a	n/a	6.6%	n/a	n/a

(1)
The valuation method used to value multifamily and triple net lease properties is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

		Jun 30, 2015			Dec 31, 2014
Equity Accounted Investments	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs)	Discount rate	Terminal capitalization rate	Investment horizon (yrs)

Office
United States	Discounted cash flow	6.5%	5.5%	9	6.4%	5.4%	9
Australia	Discounted cash flow	8.0%	6.8%	10	8.3%	7.0%	10
Europe(1)	Discounted cash flow	5.6%	5.3%	10	n/a	n/a	n/a
Retail
United States	Discounted cash flow	7.6%	5.9%	10	7.4%	5.8%	10
Industrial	Discounted cash flow	7.3%	6.5%	9	7.2%	6.6%	10
Multifamily(2)	Direct capitalization	5.5%	n/a	n/a	5.5%	n/a	n/a

(1)
Certain European properties accounted under the equity method are valued using both discounted cash flow and yield models. For comparative purposes, the discount and terminal capitalization rates and investment horizons calculated under the discounted cash flow method are presented in the table above.

(2)
The valuation method used to value multifamily investments is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

NOTE 5. EQUITY ACCOUNTED INVESTMENTS
The partnership has investments in joint arrangements that are joint ventures, as well as investments in associates. Joint ventures hold either portfolios or individual commercial properties and developments that the partnership owns together with co-owners where decisions relating to the relevant activities of the joint venture require the unanimous consent of the co-owners. Associates are entities over which the partnership has significant influence but does not have the ability to exercise control or joint control.

Details of the partnership’s investments in joint ventures and associates, which have been accounted for in accordance with the equity method, are presented as follows:

			Proportion of Ownership Interests/ Voting Rights Held by the Partnership		Carrying Value
(US$ Millions)	Principal Activity	Principal Place of Business	Jun 30, 2015	Dec 31, 2014	Jun 30, 2015	Dec 31, 2014
Joint Ventures
Stork Holdco LP ("Stork")(1)	Property holding company	United Kingdom	50%	n/a	$3,387	$—
245 Park Avenue, New York	Property holding company	United States	51%	51%	748	708
Grace Building, New York	Property holding company	United States	50%	50%	577	538
Brookfield D.C. Office Partners LLC ("D.C. Fund"), Washington, D.C.	Property holding company	United States	51%	n/a	305	—
E&Y Complex, Sydney	Property holding company	Australia	50%	50%	209	218
75 State Street, Boston	Property holding company	United States	51%	n/a	148	—
Republic Plaza	Property holding company	United States	50%	50%	122	112
Other	Various	Various	10%-90%	12%-83%	994	1,056
					6,490	2,632
Associates
General Growth Properties, Inc. ("GGP")	Real Estate Investment Trust	United States	29%	29%	7,118	6,887
Rouse Properties Inc. (“Rouse”)	Real Estate Investment Trust	United States	33%	34%	421	408
Diplomat Resort and Spa ("Diplomat")	Property holding company	United States	90%	90%	215	210
Other	Various	Various	23%-49%	23%-49%	266	219
					8,020	7,724
Total					$14,510	$10,356

(1)	Stork is the joint venture through which the partnership acquired Canary Wharf Group plc (“Canary Wharf”).

During the first quarter of 2015, the partnership formed a joint venture, Stork, that acquired Songbird Estates plc, which prior to the transaction owned approximately 69% of Canary Wharf, and that acquired the remaining equity interests in Canary Wharf held by the partnership and other investors. The partnership contributed cash of $1,527 million and its 22% equity interest in Canary Wharf to the joint venture for a 50% equity interest therein. The partnership has joint control over Stork and, through Stork, the underlying investment in Canary Wharf, as Stork’s governing documents require that directors appointed by each investor jointly direct the relevant activities.

During the second quarter of 2015, the partnership formed D.C. Fund by contributing 650 Massachusetts Avenue, 77K Street, 799 9th Avenue and interests in five properties formerly held in the US Office Fund (1400K Street, 1200K Street, 1250 Connecticut Avenue, Bethesda Crescent and the Victor Building) from its Washington, D.C. portfolio. The US Office Fund consists of a portfolio of office properties in New York, Washington, D.C., Houston and Los Angeles and is led and managed by BPO, which has an 84% interest in the fund. An institutional investor in the US Office Fund also contributed its share of the US Office Fund assets mentioned above to the D.C. Fund. The partnership sold an interest in the D.C. Fund for proceeds of approximately $250 million and initially recognized a 51% equity accounted investment at its fair value of $305 million less a $26 million note payable and capital securities of $39 million, both held by the US Office Fund investor, which are both convertible into equity interests in the D.C. Fund. The partnership retained a 40% economic ownership in the D.C. Fund.

The fair value of the common shares of GGP held by the partnership based on the trading price of GGP common stock as of June 30, 2015 was $6,552 million (December 31, 2014 - $7,183 million). The fair value of the common shares of Rouse held by the partnership based on the trading price of Rouse common stock as of June 30, 2015 was $317 million (December 31, 2014 - $359 million).

There are no quoted market prices for the partnership’s other equity accounted investments.

The following table presents the change in the balance of the partnership’s equity accounted investments as of June 30, 2015 and December 31, 2014:

	Six months ended	Year ended
(US$ Millions)	Jun 30, 2015	Dec 31, 2014
Equity accounted investments, beginning of period	$10,356	$9,281
Additions, net of disposals	3,416	275
Share of net income	813	1,366
Distributions received	(134)	(549)
Foreign exchange	67	(44)
Other	(8)	27
Equity accounted investments, end of period	$14,510	$10,356

Summarized financial information in respect of the partnership’s equity accounted investments is presented below:

(US$ Millions)	Jun 30, 2015	Dec 31, 2014
Non-current assets	$67,461	$53,626
Current assets	3,709	2,521
Total assets	71,170	56,147
Non-current liabilities	30,276	23,572
Current liabilities	2,543	2,283
Total liabilities	32,819	25,855
Net assets	38,351	30,292
Partnership's share of net assets	$14,510	$10,356

	Three months ended June 30,		Six months ended June 30,
(US$ Millions)	2015	2014	2015	2014
Revenue	$1,262	$1,000	$2,497	$2,013
Expenses	859	393	1,601	945
Income before fair value gains, net	403	607	896	1,068
Fair value gains, net	1,128	349	1,257	618
Net income	1,531	956	2,153	1,686
Partnership's share of net earnings	$549	$301	$813	$529

NOTE 6. PARTICIPATING LOAN INTERESTS
Participating loan interests represent interests in certain properties in Australia that do not provide the partnership with control over the entity that owns the underlying property and are accounted for as loans and receivables and held at amortized cost on the condensed consolidated balance sheets. The instruments, which are receivable from a wholly-owned subsidiary of Brookfield Asset Management, have contractual maturity dates of September 26, 2020 and February 1, 2023, subject to the partnership’s prior right to convert into direct ownership interests in the underlying commercial properties, and have contractual interest rates that vary with the results of operations of those properties.

The outstanding principal of the participating loan interests relates to the following properties:

(US$ Millions)	Participation interest		Carrying value
Name of Property	Jun 30, 2015	Dec 31, 2014	Jun 30, 2015	Dec 31, 2014
Darling Park Complex, Sydney	30%	30%	$178	$155
IAG House, Sydney	50%	50%	98	103
Bourke Place Trust, Melbourne	43%	43%	161	168
Jessie Street, Sydney	100%	100%	143	153
Infrastructure House, Canberra	100%	100%	27	30
Total participating loan interests			$607	$609

Included in the balance of participating loan interests is an embedded derivative representing the partnership’s right to participate in the changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported through earnings in fair value gains, net in the condensed consolidated statements of income. As of June 30, 2015, the carrying value of the embedded derivative is $79 million (December 31, 2014 - $43 million).

For the three and six months ended June 30, 2015, the partnership recognized interest income on the participating loan interests of $10 million (2014 - $13 million) and $21 million (2014 - $27 million), respectively, and fair value gains of $20 million (2014 - $19 million) and $39 million (2014 - $15 million), respectively.

Summarized financial information in respect of the properties underlying the partnership’s investment in participating loan interests is set out below:

(US$ Millions)	Jun 30, 2015	Dec 31, 2014
Non-current assets	$2,047	$2,050
Current assets	60	35
Total assets	2,107	2,085
Non-current liabilities	633	821
Current liabilities	193	20
Total liabilities	826	841
Net assets	$1,281	$1,244

	Three months ended June 30,		Six months ended June 30,
(US$ Millions)	2015	2014	2015	2014
Revenues	$39	$52	$79	$104
Expenses	17	23	35	49
Earnings before fair value gains, net	22	29	44	55
Fair value gains, net	69	24	126	20
Net earnings	$91	$53	$170	$75

NOTE 7. HOTEL ASSETS
Consolidated hotel assets primarily consist of the partnership’s interests in Paradise Island Holdings Limited (“Atlantis”) and BREF HR, LLC (“Hard Rock Hotel and Casino”). Hotel assets are presented on a cost basis, net of accumulated fair value changes and accumulated depreciation. Accumulated fair value changes include unrealized revaluations of hotel assets using the revaluation method, which are recorded in revaluation surplus as a component of equity, as well as unrealized impairment losses recorded in net income. The partnership determines the fair value of these assets on an annual basis as of December 31 by discounting the expected future cash flows using internal valuations.

The following table presents the change to the components of the partnership’s hotel assets from the beginning of the year:

	Six months ended	Year ended
(US$ Millions)	Jun 30, 2015	Dec 31, 2014
Cost:
Balance, beginning of period	$2,430	$2,569
Net acquisitions (dispositions)	1	(139)
	2,431	2,430
Accumulated fair value changes:
Balance, beginning of period	426	129
Increase from revaluation	—	302
Provision for impairment	3	(5)
	429	426
Accumulated depreciation:
Balance, beginning of period	(378)	(266)
Depreciation	(65)	(112)
	(443)	(378)
Total hotel assets	$2,417	$2,478

NOTE 8. OTHER NON-CURRENT ASSETS
The components of other non-current assets are as follows:

(US$ Millions)	Jun 30, 2015	Dec 31, 2014
Securities designated as fair value through profit or loss ("FVTPL")	$667	$1,929
Derivative assets	1,256	1,424
Securities designated as available-for-sale ("AFS")	145	143
Goodwill	58	78
Other	397	443
Total other non-current assets	$2,523	$4,017

a)	Securities designated as FVTPL
Securities designated as FVTPL primarily includes an investment in convertible preferred equity of China Xintiandi (“CXTD”), an entity whose common equity is wholly-owned by Hong Kong listed developer Shui On Land Limited (“SOL”), and which was made by an indirect subsidiary of the partnership, in which the partnership holds an approximate 31% interest. As of June 30, 2015, this investment was recorded at $615 million (December 31, 2014 - $603 million).

At December 31, 2014, securities designated as FVTPL also included the partnership’s 22% common equity interest in Canary Wharf. At June 30, 2015, the partnership's interest in Canary Wharf has been included in equity accounted investments on the condensed consolidated balance sheets through our joint venture interest in Stork, as discussed in Note 5, Equity Accounted Investments.

b)	Derivative assets
Derivative assets primarily include the carrying amount of warrants to purchase shares of common stock of GGP in the amount of $1,243 million as of June 30, 2015 (December 31, 2014 - $1,394 million). The fair value of the GGP warrants as of June 30, 2015 was determined using a Black-Scholes option pricing model, assuming a 2.4 year term (December 31, 2014 - 2.9 year term), 59% volatility (December 31, 2014 - 51% volatility), and a risk free interest rate of 0.77% (December 31, 2014 - 1.01%).

c)	Securities designated as AFS
Securities designated as AFS represent the partnership’s retained equity interests in 1625 Eye Street in Washington, D.C. and Heritage Plaza in Houston, both property holding companies, that it previously controlled and in which it retained a non-controlling interest following disposition of these properties to third parties. The partnership continues to manage these properties on behalf of the acquirer but does not exercise significant influence over the relevant activities of the properties. Included in securities designated as AFS at June 30, 2015 are $106 million (December 31, 2014 - $106 million) of securities pledged as security for a loan payable to the issuer in the amount of $92 million (December 31, 2014 - $92 million) recognized in other non-current financial liabilities.

d)	Goodwill
Goodwill is attributable to a portfolio premium recognized in connection with the historical purchase of the partnership’s Brazilian retail assets. At the time of purchase, the fair value of the portfolio as a whole exceeded that of all portfolio assets. The partnership performs a goodwill impairment test annually by assessing if the carrying value of the cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell or the value in use. During the three and six months ended June 30, 2015, the carrying amount of the partnership’s goodwill decreased by approximately $6 million (2014 - increase of $3 million) and $20 million (2014 - increase of $8 million), respectively, as a result of an impairment charge relating to the sale of one of the assets in the portfolio and the impact of foreign currency translation.

e)	Other
Other primarily includes the partnership’s finite-lived intangible assets which are presented on a cost basis, net of accumulated amortization and accumulated impairment losses in the consolidated balance sheets. These intangible assets primarily represent the trademark and licensing assets acquired as part of the acquisitions of Atlantis and Hard Rock Hotel and Casino. Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, or whenever there is an indication that the asset may be impaired.

The following table presents a roll forward of the partnership’s finite-lived intangible assets:

(US$ Millions)	Jun 30, 2015	Dec 31, 2014
Cost	$409	$409
Accumulated amortization	(64)	(61)
Accumulated impairment losses	(49)	(41)
Intangible assets	$296	$307

NOTE 9. LOANS AND NOTES RECEIVABLE
Loans and notes receivable primarily represents investments in debt instruments secured by commercial and other income producing real property. Loans and notes receivable are financial assets that are carried at amortized cost on the consolidated balance sheets with interest income recognized following the effective interest method on the consolidated statements of income. A loan is considered impaired when, based upon current information and events, it is probable that the partnership will be unable to collect all amounts due for both principal and interest according to the contractual terms of the loan agreement. Loans are evaluated individually for impairment given the unique nature and size of each loan. On a quarterly basis, the partnership’s subsidiaries perform a quarterly review of all collateral properties underlying the loans receivable for each collateralized loan. There is no impairment of loans and notes receivable for the three and six months ended June 30, 2015.

NOTE 10. ACCOUNTS RECEIVABLE AND OTHER
The components of accounts receivable and other are as follows:

(US$ Millions)	Jun 30, 2015	Dec 31, 2014
Accounts receivable(1)	$409	$478
Restricted cash and deposits	337	2,121
Other current assets	393	526
Total accounts receivable and other	$1,139	$3,125

(1)	See Note 29, Related Parties, for further discussion.

Restricted cash and deposits are considered restricted when they are subject to contingent rights of third parties that prevent the assets’ use for current purposes.

NOTE 11. HELD FOR SALE
Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable.

During the first half of 2015, the partnership disposed of interests in the following office properties that were reclassified as assets held for sale at December 31, 2014: Metropolitan Park East & West in Seattle, 1250 Connecticut Avenue, 650 Massachusetts, 77 K Street, 799 9th Street, 1400 K Street, 1200 K Street, Bethesda Crescent, and Victor Building ("Office DC Properties") all of which are located in Washington, D.C., 75 State Street in Boston and 151 Yonge Street in Toronto, as well as a portfolio of multifamily assets in Virginia.

During the second quarter of 2015, the partnership reclassified HSBC Building in Toronto and 99 Bishopsgate in London to assets held for sale as it intends to sell controlling interests in these properties to third parties in the next 12 months.

The following is a summary of the assets and liabilities that were classified as held for sale as of June 30, 2015 and December 31, 2014:

(US$ Millions)	Jun 30, 2015	Dec 31, 2014
Assets
Investment properties	$615	$2,173
Accounts receivables and other assets	33	68
Assets held for sale	648	2,241
Liabilities
Debt obligations	236	1,165
Accounts payable and other liabilities	31	56
Liabilities associated with assets held for sale	$267	$1,221

NOTE 12. DEBT OBLIGATIONS
The partnership’s debt obligations include the following:

	Jun 30, 2015		Dec 31, 2014
(US$ Millions)	Weighted-Average Rate	Debt Balance	Weighted-Average Rate	Debt Balance
Unsecured facilities:
Brookfield Property Partners' credit facilities	2.97%	$2,358	2.68%	$2,711
Brookfield Office Properties' revolving facility	1.97%	902	1.86%	683
Brookfield Office Properties' senior unsecured notes	4.17%	279	4.17%	299
Brookfield Canada Office Properties revolving facility	2.44%	148	2.73%	159

Funds subscription credit facility	1.88%	43	1.88%	504
Subsidiary borrowings	4.35%	156	4.45%	81

Secured debt obligations:
Fixed rate	5.26%	11,150	5.18%	12,296
Variable rate	4.29%	11,236	4.38%	11,438
Total debt obligations		$26,272		$28,171

Current		7,096		3,127
Non-current		18,940		23,879
Debt associated with assets held for sale		236		1,165
Total debt obligations		$26,272		$28,171

Debt obligations include foreign currency denominated debt in the functional currencies of the borrowing subsidiaries. Debt obligations by currency are as follows:

	Jun 30, 2015			Dec 31, 2014
(Millions)	U.S. Dollars	Local Currency		U.S. Dollars	Local Currency
U.S. Dollars	$19,719		$19,719	$21,490		$21,490
Canadian Dollars	2,522	C$	3,151	2,682	C$	3,116
Australian Dollars	1,794	A$	2,328	1,848	A$	2,261
Brazilian Reais	553	R$	1,717	707	R$	1,877
British Pounds	1,246		£793	971		£624
Euros	236		€212	280		€231
Indian Rupee	202	₨	12,809	193	₨	12,313
Total debt obligations	$26,272			$28,171

NOTE 13. CAPITAL SECURITIES
The partnership has the following capital securities outstanding as of June 30, 2015 and December 31, 2014:

(US$ Millions)	Shares Outstanding	Cumulative Dividend Rate	Jun 30, 2015	Dec 31, 2014
Operating Partnership Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$528	$524
Series 2	24,000,000	6.50%	513	510
Series 3	24,000,000	6.75%	504	501
Brookfield BPY Holdings Inc. Junior Preferred Shares:
Class B Junior Preferred Shares	30,000,000	5.75%	750	750
Class C Junior Preferred Shares	20,000,000	6.75%	500	500
BPO Class AAA Preferred Shares:
Series G(1)	3,396,451	5.25%	85	85
Series H(1)	7,000,000	5.75%	140	150
Series J(1)	7,000,000	5.00%	139	150
Series K(1)	4,995,414	5.20%	100	107
Brookfield Property Split Corp. ("BOP Split") Senior Preferred Shares:
Series 1	1,000,000	5.25%	25	25
Series 2	1,000,000	5.75%	20	22
Series 3	936,332	5.00%	20	22
Series 4	1,000,000	5.20%	20	22
Capital Securities – Fund Subsidiaries			684	643
Total capital securities			$4,028	$4,011

Current			449	476
Non-current			3,579	3,535
Total capital securities			$4,028	$4,011

(1)
BPY and its subsidiaries own 1,003,549, 1,000,000, 1,000,000, and 1,004,586 shares of Series G, Series H, Series J, and Series K capital securities of BPO as of June 30, 2015, respectively, which has been reflected as a reduction in outstanding shares of the BPO Class AAA Preferred Shares.

Cumulative preferred dividends on the BPO Class AAA Preferred Shares and BOP Split Senior Preferred Shares are payable quarterly, as and when declared by the Board of Directors of BPO and BOP Split. On August 6, 2015 the Boards of Directors of BPO and BOP Split declared quarterly dividends payable for the BPO Class AAA Preferred Shares and BOP Split Senior Preferred Shares.

The Capital Securities – Fund Subsidiaries include $645 million (December 31, 2014 - $643 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by co-investors in the fund which have been classified as a liability, rather than as non-controlling interest, as holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023, and on every fifth anniversary thereafter. Capital Securities – Fund Subsidiaries are measured at redemption amount.

Capital Securities – Fund Subsidiaries also includes $39 million at June 30, 2015 (December 31, 2014 - nil) which represents the equity interests held by the partnership's co-investor in the D.C. Fund which have been classified as a liability, rather than as non-controlling interest, due to the fact that on June 18, 2023, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Fund for cash equivalent to the fair value of the interests.

At June 30, 2015, capital securities includes $439 million (December 31, 2014 - $473 million) repayable in Canadian Dollars of C$548 million (December 31, 2014 - C$550 million).

NOTE 14. INCOME TAXES
The partnership is a flow-through entity for tax purposes and as such is not subject to Bermudian taxation. However, income taxes are recognized for the amount of taxes payable by the primary holding subsidiaries of the partnership (“Holding Entities”), any direct or indirect corporate subsidiaries of the Holding Entities and for the impact of deferred tax assets and liabilities related to such entities.

The components of income tax (benefit) expense include the following:

	Three months ended Jun 30,		Six months ended Jun 30,
(US$ Millions)	2015	2014	2015	2014
Current income tax	$14	$13	$28	$40
Deferred income tax	(374)	256	(209)	649
Income tax (benefit) expense	$(360)	$269	$(181)	$689

The partnership's income tax expense decreased for the three and six months ended June 30, 2015 as compared to the same periods in the prior year primarily due to a reorganization of its interest in certain subsidiaries and lower before tax book income.

NOTE 15. ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Jun 30, 2015	Dec 31, 2014
Accounts payable and accrued liabilities	$1,556	$1,592
Other liabilities	828	161
Total accounts payable and other liabilities	$2,384	$1,753

Included in other liabilities are derivative liabilities with a carrying amount of $549 million at June 30, 2015 (December 31, 2014 - $161 million).

NOTE 16. EQUITY
The partnership’s capital structure is comprised of five classes of partnership units: general partnership units (“GP Units”) and LP Units, redeemable/exchangeable partnership units of the operating partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the operating partnership (“Special LP Units”), and limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”).

a)	General and limited partnership equity
GP Units entitle the holder to the right to govern the financial and operating policies of the partnership. The managing general partner of BPY is Brookfield Property Partners Limited (the “general partner”), a wholly-owned subsidiary of Brookfield Asset Management.

LP Units entitle the holder to their proportionate share of distributions and are listed and publicly traded on the NYSE and the TSX. Each LP Unit entitles the holder thereof to one vote for the purposes of any approval at a meeting of limited partners, provided that holders of the Redeemable/Exchangeable Partnership Units that are exchanged for LP Units will only be entitled to a maximum number of votes in respect of the Redeemable/Exchangeable Partnership Units equal to 49% of the total voting power of all outstanding units.

The following table presents changes to the GP Units and LP Units from the beginning of the year:

	General Partnership units		Limited partnership units
(Thousands of units)	Jun 30, 2015	Dec 31, 2014	Jun 30, 2015	Dec 31, 2014
Outstanding, beginning of period	139	139	254,080	102,522
Issued on March 20, April 1, and June 9, 2014 for the acquisition of incremental BPO shares	—	—	—	124,637
Exchange LP Units exchanged	—	—	8,541	27,011
Distribution Reinvestment Program	—	—	107	133
Issued under unit-based compensation plan			14	—
Repurchase of LP Units	—	—	—	(223)
Outstanding, end of period	139	139	262,742	254,080

b)	Units of the operating partnership held by Brookfield Asset Management

Redeemable/Exchangeable Partnership Units
The Redeemable/Exchangeable Partnership Units are non-voting limited partnership interests in the operating partnership and have the same economic attributes in all respects as the LP Units. Beginning on April 15, 2015, the Redeemable/Exchangeable Partnership Units may, at the option of the holder, be redeemed in whole or in part, for cash in an amount equal to the market value of one of the LP Units multiplied by the number of units to be redeemed (subject to certain adjustments). This right is subject to the partnership’s right, at its sole discretion, to elect to acquire any unit presented for redemption in exchange for one LP Unit (subject to certain customary adjustments). If the partnership elects not to exchange the Redeemable/Exchangeable Partnership Units for LP Units, the Redeemable/Exchangeable Partnership Units are required to be redeemed for cash. The Redeemable/Exchangeable Partnership Units provide the holder the direct economic benefits and exposures to the underlying performance of the partnership and accordingly to the variability of the distributions of the operating partnership, whereas the partnership’s unitholders have indirect access to the economic benefits and exposures of the operating partnership through direct ownership interest in the partnership which owns a direct interest in the managing general partner units of the operating partnership.

There were 432,649,105 Redeemable/Exchangeable Partnership Units outstanding at June 30, 2015 and December 31, 2014.

Special limited partnership units
Brookfield Property Special L.P. (“Special L.P.”) is entitled to receive equity enhancement distributions and incentive distributions from the operating partnership as a result of its ownership of the Special LP Units.

There were 4,759,997 Special LP Units outstanding at June 30, 2015 and December 31, 2014.

c)	Limited partnership units of Brookfield Office Properties Exchange LP
Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, subject to their terms and applicable law, for LP Units. An Exchange LP Unit provides a holder thereof with economic terms that are substantially equivalent to those of a LP Unit. Subject to certain conditions and applicable law, Exchange LP will have the right, commencing on the seventh anniversary of June 9, 2014 to redeem all of the then outstanding Exchange LP Units at a price equal to the 20-day volume-weighted average trading price of an LP Unit plus all declared, payable, and unpaid distributions on such units.

The following table presents changes to the Exchange LP Units from the beginning of the year:

	Limited Partnership Units of Brookfield Office Properties Exchange LP
(Thousands of units)	Jun 30, 2015	Dec 31, 2014
Outstanding, beginning of period	21,115	—
Issued on March 20, April 1, and June 9, 2014 for the acquisition of incremental BPO shares	—	48,126
Exchange LP Units exchanged(1)	(8,541)	(27,011)
Outstanding, end of period	12,574	21,115

(1)
Exchange LP Units issued for the acquisition of incremental BPO shares that have been exchanged are held by an indirect subsidiary of the partnership. Refer to the Condensed Consolidated Statements of Changes in Equity for the impact of such exchanges on the carrying value of Exchange LP Units.

d)	Distributions
Distributions made to each class of partnership units, including units of subsidiaries that are exchangeable into LP Units, are as follows:

	Three months ended June 30,		Six months ended June 30,
(US$ Millions, except per unit information)	2015	2014	2015	2014
General Partner	$—	$—	$—	$—
Limited Partners	69	54	137	80
Holders of:
Redeemable/exchangeable partnership units	114	108	229	216
Special limited partnership units	2	1	3	2
Limited partnership units of Exchange LP	4	9	9	9
Total	$189	$172	$378	$307
Per unit(1)	$0.265	$0.250	$0.530	$0.500

(1)	Per unit outstanding on the record date for each.

e)	Earnings per unit
The partnership’s net income per LP Unit and weighted average number of LP Units outstanding are calculated as follows:

	Three months ended June 30,		Six months ended June 30,
(US$ Millions, except unit information)	2015	2014	2015	2014
Net income attributable to limited partners	$374	$270	$672	$347
Income reallocation related to mandatorily convertibles preferred shares	58	—	106	—
Net income attributable to limited partners – basic	432	270	778	347
Dilutive effect of conversion of preferred shares and options	33	1	61	1
Net income attributable to limited partners – diluted	$465	$271	$839	$348

(in millions of units/shares)
Weighted average LP Units outstanding	260.4	209.9	257.8	160.4
Mandatorily convertible preferred shares	70.0	—	70.0	—
Weighted average number of LP Units - basic	330.4	209.9	327.8	160.4
Dilutive effect of the conversion of preferred shares and options	37.3	6.3	40.4	3.2
Weighted average units outstanding - diluted	367.7	216.2	368.2	163.6

NOTE 17. NON-CONTROLLING INTERESTS
Non-controlling interests consists of the following:

(US$ Millions)	Jun 30, 2015	Dec 31, 2014
Redeemable/Exchangeable and special limited partnership units	$13,958	$13,147
Limited partnership units of Brookfield Office Properties Exchange L.P.	299	470
Interests of others in operating subsidiaries and properties:
Preferred shares held by Brookfield Asset Management Inc.	25	25
Preferred equity of subsidiaries	1,638	1,649
Non-controlling interests in subsidiaries and properties	6,015	6,417
Total interests of others in operating subsidiaries and properties	7,678	8,091
Total non-controlling interests	$21,935	$21,708

Non-controlling interests of others in operating subsidiaries and properties consist of the following:

		Proportion of economic interests held by non-controlling interests
(US$ Millions)	Principal Place of Business	Jun 30, 2015	Dec 31, 2014	Jun 30, 2015	Dec 31, 2014
Brookfield Office Properties Inc.(1)	Canada	—	—	$2,635	$2,790
Capital Automotive LP	U.S.	74%	74%	1,033	763
IDI Realty, LLC	U.S.	72%	72%	838	829
Brookfield Brazil Retail Fundo de Investimento em Participações	Brazil	65%	65%	642	763
BREF ONE, LLC	U.S.	67%	67%	429	457
BSREP CXTD Holdings	Cayman Island	69%	69%	422	427
BSREP Europe Holdings L.P.	Cayman Islands	66%	69%	344	382
BSREP UA Holdings LLC	U.S.	70%	70%	273	233
BSREP India Office Holdings Pte. Ltd.(2)	Singapore	67%	81%	209	441
Other	Various	18%-87%	18%-87%	853	1,006
Total				$7,678	$8,091

(1)	Includes non-controlling interests in BPO subsidiaries which vary from 1%-100%.

(2)	During the first quarter of 2015, the partnership indirectly acquired the remaining outstanding interests in Candor Office Parks, which is held through BSREP India Office Holdings Pte. Ltd.

NOTE 18. COMMERCIAL PROPERTY REVENUE
The components of commercial property revenue are as follows:

	Three months ended Jun 30,		Six months ended Jun 30,
(US$ Millions)	2015	2014	2015	2014
Base rent	$694	$667	$1,408	$1,309
Straight-line rent	28	25	58	50
Lease termination	3	8	6	12
Other	56	42	119	94
Total commercial property revenue	$781	$742	$1,591	$1,465

NOTE 19. INVESTMENT AND OTHER REVENUE
The components of investment and other revenue are as follows:

	Three months ended Jun 30,		Six months ended Jun 30,
(US$ Millions)	2015	2014	2015	2014
Fee revenue	$11	$9	$16	$16
Dividend income	14	19	46	22
Interest income	15	55	32	80
Participating loan notes	10	13	21	27
Investment income	67	41	67	54
Other	8	100	12	102
Total investment and other revenue	$125	$237	$194	$301

NOTE 20. DIRECT COMMERCIAL PROPERTY EXPENSE
The components of direct commercial property expense are as follows:

	Three months ended Jun 30,		Six months ended Jun 30,
(US$ Millions)	2015	2014	2015	2014
Employee compensation and benefits	$24	$32	$49	$69
Property maintenance	156	158	331	312
Real estate taxes	103	102	207	197
Ground rents	10	8	19	17
Other	15	31	29	50
Total direct commercial property expense	$308	$331	$635	$645

NOTE 21. DIRECT HOSPITALITY EXPENSE
The components of direct hospitality expense are as follows:

	Three months ended Jun 30,		Six months ended Jun 30,
(US$ Millions)	2015	2014	2015	2014
Employee compensation and benefits	$69	$69	$138	$145
Marketing and advertising	8	9	22	23
Cost of food, beverage, and retail goods sold	32	18	61	36
Maintenance and utilities	19	25	37	47
Other	68	81	144	164
Total direct hospitality expense	$196	$202	$402	$415

NOTE 22. DEPRECIATION AND AMORTIZATION
The components of depreciation and amortization expense are as follows:

	Three months ended Jun 30,		Six months ended Jun 30,
(US$ Millions)	2015	2014	2015	2014
Depreciation and amortization of real estate assets	$34	$27	$65	$56
Depreciation and amortization of non-real estate assets	7	10	12	20
Total depreciation and amortization	$41	$37	$77	$76

NOTE 23. GENERAL AND ADMINISTRATIVE EXPENSE
The components of general and administrative expense are as follows:

	Three months ended Jun 30,		Six months ended Jun 30,
(US$ Millions)	2015	2014	2015	2014
Employee compensation and benefits	$31	$37	$72	$63
Management fees	32	25	71	43
Other	59	33	89	73
Total general and administrative expense	$122	$95	$232	$179

NOTE 24. FAIR VALUE GAINS, NET
The components of fair value gains, net, are as follows:

	Three months ended Jun 30,		Six months ended Jun 30,
(US$ Millions)	2015	2014	2015	2014
Commercial properties	$414	$779	$934	$1,145
Commercial developments	45	147	171	151
Financial instruments and other	(280)	88	(98)	286
Total fair values gains, net	$179	$1,014	$1,007	$1,582

NOTE 25. UNIT-BASED COMPENSATION
On February 3, 2015, the BPY Unit Option Plan (“BPY Plan”) was amended and restated by the board of directors of the general partner of BPY, and approved by unitholders on March 26, 2015. The BPY Plan originally provided for a cash payment on the exercise of an option equal to the amount by which the fair market value of a BPY Unit on the date of exercise exceeds the exercise price of the option. The amended BPY Plan allows for the settlement of the in-the-money amount of an option upon exercise in BPY Units for certain qualifying employees whose location of employment is outside of Australia and Canada. This amendment applies to all options granted under the BPY Unit Option Plan, including those options currently outstanding. Consequently, as a result of this amendment, options granted to employees whose location of employment is outside of Australia and Canada under the amended and restated BPY Plan are accounted for as an equity-based compensation agreement.

During the three and six months ended June 30, 2015, the partnership incurred $2 million (2014 - $7 million) and $11 million (2014 - $9 million), respectively, of expense in connection with its unit-based compensation plans.

a)	BPY Unit Option Plan
Awards under the BPY Plan (“BPY Awards”) generally vest 20% per year over a period of five years and expire 10 years after the grant date, with the exercise price set at the time such options were granted and generally equal to the market price of an LP Unit on the NYSE on the last trading day preceding the grant date. Upon exercise of a vested BPY Award, the participant is entitled to receive BPY Units or a cash payment equal to the amount by which the fair market value of an LP Unit at the date of exercise exceeds the exercise price of the BPY Award. Subject to a separate adjustment arising from forfeitures, the estimated expense is revalued every reporting period using the Black-Scholes model as a result of the cash settlement provisions of the plan for employees whose location of employment is Australia or Canada. In terms of measuring expected life of the BPY Awards with various term lengths and vesting periods, BPY will segregate each set of similar BPY Awards and, if different, exercise price, into subgroups and apply a weighted average within each group.

The partnership estimated the fair value of BPY Awards granted during the period using the Black-Scholes valuation model, with inputs to the model and resulting weighted average fair value per option as follows:

	Unit	Jun 30, 2015
Exercise price	US$	25.18
Average term to exercise	In Years	7.50
Unit price volatility	%	30
Liquidity discount	%	25
Weighted average of expected annual dividend yield	%	6.50
Risk-free rate	%	1.87
Weighted average fair value per option	US$	3.46

i.	Equity-settled BPY Awards
The change in the number of options outstanding under the equity-settled BPY Awards for the six months ended June 30, 2015 is as follows:

	Six months ended Jun 30, 2015
	Number of options	Weighted average exercise price
Outstanding, beginning of period	—	$—
Granted	2,542,340	25.18
Exercised	(70,882)	17.57
Forfeitures	(111,132)	21.78
Reclassified(1)	15,726,834	19.77
Outstanding, end of period	18,087,160	$20.52

(1)	Relates to the reclassification of options for employees outside of Canada and Australia whose options are equity-settled subsequent to the amendment of the BPY Plan.

The following table sets out details of options issued and outstanding at June 30, 2015 under the equity-settled BPY Awards by expiry date:

	Jun 30, 2015
Expiry date	Number of options	Weighted average exercise price
2015	200,200	$19.37
2020	371,200	13.07
2021	424,900	17.44
2022	1,541,900	18.25
2023	1,255,280	16.80
2024	11,793,257	20.59
2025	2,500,423	25.18
Total	18,087,160	$20.52

ii.	Cash-settled BPY Awards
The change in the number of options outstanding under the cash-settled BPY Awards for the six months ended June 30, 2015 is as follows:

	Six months ended Jun 30, 2015
	Number of options	Weighted average exercise price
Outstanding, beginning of period	21,946,145	$19.75
Granted	775,215	25.18
Exercised	(89,540)	17.40
Reclassified(1)	(15,726,834)	19.77
Outstanding, end of period	6,904,986	$20.37

(1)	Relates to the reclassification of options for employees outside of Canada and Australia whose options are equity-settled subsequent to the amendment of the BPY Plan.

The following table sets out details of options issued and outstanding at June 30, 2015 under the cash-settled BPY Awards by expiry date:

	Jun 30, 2015
Expiry date	Number of options	Weighted average exercise price
2015	—	$—
2020	78,000	13.07
2021	226,800	17.44
2022	581,200	18.07
2023	604,200	16.80
2024	4,639,571	20.59
2025	775,215	25.18
Total	6,904,986	$20.37

b)	Restricted BPY LP Unit Plan
The Restricted BPY LP Unit Plan provides for awards to participants of LP Units purchased on the NYSE (“Restricted Units”). Under the Restricted BPY LP Unit Plan, units awarded generally vest over a period of five years, except as otherwise determined or for Restricted Units awarded in lieu of a cash bonus as elected by the participant, which may vest immediately. The estimated total compensation cost measured at grant date is evenly recognized over the vesting period of five years.

As of June 30, 2015, the total number of Restricted Units outstanding was 444,217 (December 31, 2014 - 485,698) with a weighted average exercise price of $20.87 (December 31, 2014 - $20.81).

c)	Restricted BPY LP Unit Plan (Canada)
The Restricted BPY LP Unit Plan (Canada) is substantially similar to the Restricted BPY LP Unit Plan described above, except that it is for Canadian employees, there is a five year hold period, and purchases of units are made on the TSX instead of the NYSE.

As of June 30, 2015, the total number of Canadian Restricted Units outstanding was 19,410 (December 31, 2014 - 19,410) with a weighted average exercise price of C$22.14 (December 31, 2014 - C$22.14).

d)	Deferred Share Unit Plan
In addition to the above, BPO has a deferred share unit plan. At June 30, 2015, BPO has 1,421,983 deferred share units (December 31, 2014 - 1,421,139) outstanding and vested.

NOTE 26. OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income (loss) consists of the following:

	Three months ended Jun 30,		Six months ended Jun 30,
(US$ Millions)	2015	2014	2015	2014
Items that may be reclassified to net income:
Foreign currency translation
Net unrealized foreign currency translation gains (losses) in respect of foreign operations	$212	$206	$(611)	$264
(Losses) gains on hedges of net investments in foreign operations, net of income taxes for the three and six months ended June 30, 2015 of $26 million and $(6) million, respectively (2014 – $18 million and $31 million)(1)	(211)	(105)	119	(128)
	1	101	(492)	136
Cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges, net of income taxes for the three and six months ended June 30, 2015 of $(25) million and $(10) million, respectively (2014 – $16 million and $31 million)	65	(46)	19	(91)
	65	(46)	19	(91)
Available-for-sale securities
Net change in unrealized gains on available-for-sale securities, net of income taxes	2	4	3	3
	2	4	3	3
Equity accounted investments
Share of unrealized foreign currency translation (losses) gains in respect of foreign operations	88	53	90	53
	88	53	90	53
Total other comprehensive income (loss)	$156	$112	$(380)	$101

(1)	Unrealized gains (losses) on a number of hedges of net investments in foreign operations are with a related party.

NOTE 27. OBLIGATIONS GUARANTEES, CONTINGENCIES AND OTHER
In the normal course of operations, the partnership and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.

Certain of the partnership’s operating subsidiaries have also agreed to indemnify their directors and certain of their officers and employees. The nature of substantially all of the indemnification undertakings prevent the partnership from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the partnership nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

The partnership and its operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise.

At June 30, 2015, the partnership has commitments totaling approximately $1,201 million for the development of Manhattan West in Midtown New York, approximately C$388 million for the development of Bay Adelaide East in Toronto and Brookfield Place East Tower in Calgary, approximately A$154 million for the development of Brookfield Place Perth Tower 2 and approximately £238 million for the development of London Wall Place and Principal Place Commercial in London.

During 2013, Brookfield Asset Management announced the final close on the $4.4 billion Brookfield Strategic Real Estate Partners fund, a global private fund focused on making opportunistic investments in commercial property. The partnership, as lead investor, committed approximately $1.3 billion to the fund. As of June 30, 2015, there remained approximately $220 million of uncontributed capital commitments.

The partnership maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The partnership maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not fully or proportionately consolidated in these condensed consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these condensed consolidated financial statements.

NOTE 28. FINANCIAL INSTRUMENTS

a)	Derivatives and hedging activities
The partnership and its operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits.

The partnership does not use derivatives for speculative purposes. The partnership and its operating entities use the following derivative instruments to manage these risks:

•
foreign currency forward contracts and zero cost collars to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, and Euro, denominated net investments in foreign subsidiaries and foreign currency denominated financial assets;

•	interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt; and

•	interest rate caps to hedge interest rate risk on certain variable rate debt.

The partnership also designates Canadian Dollar financial liabilities of certain of its operating entities as hedges of its net investments in its Canadian operations.

Interest Rate Hedging
The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of June 30, 2015 and December 31, 2014:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Jun 30, 2015	Interest rate caps of US$ LIBOR debt	$2,993	3.0% - 5.8%	Sep 2015 - Oct 2018	$1
	Interest rate swaps of US$ LIBOR debt	285	2.1% - 2.2%	Oct 2020 - Nov 2020	(7)
	Interest rate cap of £ LIBOR debt	217	3.0%	Dec 2016	—
	Interest rate swaps of £ LIBOR debt	376	0.3% - 1.4%	Sep 2017 - Feb 2021	(2)
	Interest rate swaps of A$ BBSW/BBSY debt	335	3.5% - 5.9%	Jan 2016 - July 2017	(18)
	Interest rate swaps on forecasted fixed rate debt	1,885	2.8% - 5.3%	Nov 2025 - Jun 2029	(245)
Dec 31, 2014	Interest rate caps of US$ LIBOR debt	$3,174	2.5% - 5.8%	Jan 2015 - Oct 2018	$1
	Interest rate swaps of US$ LIBOR debt	483	0.6% - 2.2%	Dec 2015 - Nov 2020	(7)
	Interest rate swaps of £ LIBOR debt	204	1.1%	Sep 2017	(1)
	Interest rate swaps of A$ BBSW/BBSY debt	548	3.5% - 5.9%	Jan 2016 - Jul 2017	(26)
	Interest rate swaps of € EURIBOR debt	150	0.3% - 1.4%	Oct 2017 - Feb 2021	(3)
	Forecast fixed rate debt interest rate swaps	1,995	2.3% - 5.1%	May 2025 - Jun 2029	(262)

For the three and six months ended June 30, 2015 and 2014, the amount of hedge ineffectiveness recorded in interest expense in connection with the partnership’s interest rate hedging activities was not significant.

Foreign Currency Hedging
The following table provides the partnership’s outstanding derivatives that are designated as net investment hedges in foreign subsidiaries as of June 30, 2015 and December 31, 2014:

(US$ Millions)	Hedging item		Notional	Rates	Maturity dates	Fair value
Jun 30, 2015	Net investment hedges		£2,206	£0.63/$ - £0.68/$	Jul 2015 - May 2016	$(108)
	Net investment hedges		€353	€0.80/$ - €0.95/$	Jul 2015 - Sep 2016	(12)
	Net investment hedges	A$	726	A$1.24/$ - A$1.34/$	Jul 2015 - Apr 2016	(13)
Dec 31, 2014	Net investment hedges		£1,170	£0.59/$ - £0.65/$	Apr 2015 - Jan 2016	$36
	Net investment hedges		€353	€0.75/$ - €0.80/$	Jan 2015 - Jun 2016	35
	Net investment hedges	A$	1,750	A$1.10/$ - A$1.27/$	Apr 2015 - Mar 2016	22

In addition to the above, the partnership has designated foreign currency forwards and zero cost collars as net investment hedges which include the following:

(US$ Millions)	Hedging item	Notional		Forward rates	Call Strike Prices	Put Strike Prices	Maturity Dates	Fair Value
Jun 30, 2015	Zero cost collar(1)	A$	1,250	A$1.29/$ - A$1.31/$	A$1.22/$ - A$1.25/$	A$1.39/$ - A$1.47/S	Dec 2015 - Apr 2016	$8
	Zero cost collar(1)		£570	£0.68/$	£0.65/$	£0.71/$	Jan 2016 - Mar 2016	(53)

(1)	Zero cost collar consists of bought call and sold put together with foreign currency forward agreements.

In connection with these hedges, $(2) and $(13) million relating to the time value component of their valuation has been recorded in fair value gains, net in the condensed consolidated income statement for the three and six months ended June 30, 2015, respectively.

For the three and six months ended June 20, 2015 and 2014, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership's foreign currency hedging activities was not significant.

Other Derivatives
The following table presents details of the partnership’s other derivatives that have been entered into to manage financial risks as of June 30, 2015 and December 31, 2014:

(US$ Millions)	Derivative type	Notional	Maturity dates	Rates	Fair value (gain)/loss	Classification of gain/loss
Jun 30, 2015	Interest rate caps	$381	Mar 2016	3.65%	$—	General and administrative expense
	Interest rate caps	350	Jul 2017	3.25%	—	General and administrative expense
	Interest rate caps	51	Sep 2015	2.81% - 3.01%	—	General and administrative expense
	Interest rate caps	13	Oct 2015	3.00%	—	General and administrative expense
	Interest rate caps	34	Jan 2016	3.00%	—	General and administrative expense
	Interest rate caps	75	Feb 2016	2.94%	—	General and administrative expense
Dec 31, 2014	Interest rate caps	$382	Mar 2016	3.65%	$—	General and administrative expense
	Interest rate caps	350	Jul 2017	3.25%	—	General and administrative expense
	Interest rate caps	51	Sep 2015	2.81% - 3.01%	—	General and administrative expense
	Interest rate caps	13	Oct 2015	3.00%	—	General and administrative expense
	Interest rate caps	34	Jan 2016	3.00%	—	General and administrative expense
	Interest rate caps	75	Feb 2016	2.94%	—	General and administrative expense
	Interest rate caps	74	Mar 2016	2.94%	—	General and administrative expense
	Interest rate caps	68	Jul 2015	3.00%	—	General and administrative expense

The other derivatives have not been designated as hedges for accounting purposes.

b)	Measurement and classification of financial instruments

Classification and Measurement
The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the interim condensed consolidated financial statements:

			Jun 30, 2015		Dec 31, 2014
(US$ Millions)	Classification	Measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Participating loan interests	Loans and receivables	Amortized cost	$607	$607	$609	$609
Loans and notes receivable	Loans and receivables	Amortized cost	355	355	326	326
Other non-current assets
Securities designated as FVTPL	FVTPL	Fair Value	667	667	1,929	1,929
Derivative assets	FVTPL	Fair Value	1,256	1,256	1,424	1,424
Securities designated as AFS	AFS	Fair Value	145	145	143	143
Accounts receivable and other
Other receivables(1)	Loans and receivables	Amortized cost	1,155	1,155	3,193	3,193
Cash and cash equivalents	Loans and receivables	Amortized cost	1,242	1,242	1,282	1,282
Total financial assets			$5,427	$5,427	$8,906	$8,906
Financial liabilities
Debt obligations(2)	Other liabilities	Amortized cost	$26,272	$26,757	$28,171	$28,722
Capital securities	Other liabilities	Amortized cost	4,028	4,025	4,011	4,028
Other non-current liabilities
Loan payable	FVTPL	Fair Value	26	26	—	—
Other non-current financial liabilities	Other liabilities	Amortized cost(3)	295	295	646	646
Accounts payable and other liabilities(4)	Other liabilities	Amortized cost(5)	2,415	2,415	1,809	1,809
Total financial liabilities			$33,036	$33,518	$34,637	$35,205

(1)
Includes other receivables associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $16 million and $68 million as of June 30, 2015 and December 31, 2014, respectively.

(2)
Includes debt obligations associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $236 million and $1,165 million as of June 30, 2015 and December 31, 2014, respectively.

(3)	Includes derivative liabilities measured at fair value of approximately $37 million and $145 million as of June 30, 2015 and December 31, 2014, respectively.

(4)
Includes accounts payable and other liabilities associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $31 million and $56 million as of June 30, 2015 and December 31, 2014, respectively.

(5)	Includes derivative liabilities measured at fair value of approximately $549 million and $161 million as of June 30, 2015 and December 31, 2014, respectively.

Fair Value Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value measurement establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Quoted market prices (unadjusted) in active markets represent a Level 1 valuation. When quoted market prices in active markets are not available, the partnership maximizes the use of observable inputs within valuation models. When all significant inputs are observable, either directly or indirectly, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3, which reflect the partnership’s market assumptions and are noted below. This hierarchy requires the use of observable market data when available.

The following table outlines financial assets and liabilities measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Jun 30, 2015				Dec 31, 2014
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets
Participating loan interests – embedded derivative	$—	$—	$79	$79	$—	$—	$43	$43
Securities designated as FVTPL	17	—	650	667	18	—	1,911	1,929
Securities designated as AFS	—	—	145	145	—	—	143	143
Derivative assets(1)	—	155	1,101	1,256	—	136	1,288	1,424
Total financial assets	$17	$155	$1,975	$2,147	$18	$136	$3,385	$3,539

Financial liabilities
Accounts payable and other liabilities	$—	$586	$—	$586	$—	$306	$—	$306
Loan payable	—	—	26	26	—	—	—	—
Total financial liabilities	$—	$586	$26	$612	$—	$306	$—	$306

(1)	Includes $86 million of derivative assets at June 30, 2015 classified in other receivables and loans and notes receivable on the condensed consolidated balance sheets.

There were no transfers between levels during the three and six months ended June 30, 2015 and the year ended December 31, 2014.

The following table presents the change in the balance of financial assets and financial liabilities accounted for at fair value categorized as Level 3 as of June 30, 2015 and December 31, 2014:

	Jun 30, 2015		Dec 31, 2014
(US$ Millions)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Balance, beginning of period	$3,385	$—	$2,116	$—
Acquisitions	—	26	526	—
Dispositions	(1,381)	—	(12)	—
Fair value gains, net and OCI	11	—	755	—
Other	(40)	—	—	—
Balance, end of period	$1,975	$26	$3,385	$—

NOTE 29. RELATED PARTIES
In the normal course of operations, the partnership enters into transactions with related parties on market terms. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is the general partner. The ultimate parent of the partnership is Brookfield Asset Management. Other related parties of the partnership include the partnership’s and Brookfield Asset Management’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

The partnership has a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Asset Management. Pursuant to a Master Services Agreement, on a quarterly basis, the partnership pays a base management fee (“base management fee”), to the service providers equal to $12.5 million per quarter ($50.0 million annually). The base management fee for the three and six months ended June 30, 2015 was $12.5 million (2014 - $12.5 million) and $25.0 million (2014 - $25.0 million), respectively.

Additionally, the partnership pays a quarterly equity enhancement distribution to Special L.P., a wholly-owned subsidiary of Brookfield Asset Management, of 0.3125% of the amount by which the operating partnership’s total capitalization value at the end of each quarter exceeds its total capitalization value that immediately followed the spin-off of Brookfield Asset Management’s commercial property operations on April 15, 2013, subject to certain adjustments. For purposes of calculating the equity enhancement distribution at each quarter-end, the capitalization of the partnership is equal to the volume-weighted average of the closing prices of the partnership’s units on the NYSE (or other exchange or market where the partnership’s units are principally traded) for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of the partnership on the last of those days (assuming full conversion of Brookfield Asset Management’s interest in the partnership into units of the partnership), plus the amount of third-party debt, net of cash, with recourse to the partnership and the operating partnership and certain holding entities held directly by the operating partnership. The equity enhancement distribution for the three and six months ended June 30, 2015 was $19.7 million (2014 - $12.4 million) and $46.5 million (2014 - $18.3 million), respectively.

In connection with the issuance of Preferred Equity Units to Qatar Investment Authority (“QIA”), Brookfield Asset Management has contingently agreed to acquire the seven-year and ten-year tranches of Preferred Equity Units from QIA for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Equity Units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity.

The following table summarizes transactions with related parties:

(US$ Millions)	Jun 30, 2015	Dec 31, 2014
Balances outstanding with related parties:
Participating loan interests	$607	$609
Loans and notes receivable(1)	77	82
Receivables and other assets	45	143
Property-specific debt obligations	(463)	(491)
Corporate debt obligations	(1,000)	(570)
Other liabilities	(137)	(174)
Capital securities held by Brookfield Asset Management	(1,250)	(1,250)
Preferred shares held by Brookfield Asset Management	(25)	(25)

(1)
Includes a $77 million receivable from Brookfield Asset Management upon the earlier of the partnership's exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan interests.

	Three months ended Jun 30,		Six months ended Jun 30,
(US$ Millions)	2015	2014	2015	2014
Transactions with related parties:
Commercial property revenue(1)	$3	$6	$8	$7
Participating loan interests (including fair value gains, net)	30	32	60	42
Interest expense	12	2	25	8
Interest on capital securities held by Brookfield Asset Management	19	19	38	38
Administration and other expense(2)	49	33	100	82
Construction costs(3)	68	50	138	89

(1)	Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.

(2)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with our private funds, and administrative services.

(3)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for construction costs of development properties.

On June 5, 2015, 9165789 Canada Inc. acquired $12 million of voting preferred shares of an indirect subsidiary of the partnership, BOP Management Holdings Inc., representing a 60% voting interest. 9165789 Canada Inc. was formed by the BPO and 16 individuals who are senior officers of BPO and other Brookfield Asset Management subsidiaries, who were given the opportunity to invest in 9165789 Canada Inc. as part of the partnership's goal of retaining its top executives and aligning executives’ interests with those of the partnership. The senior officers acquired an aggregate of $2 million of common shares of 9165789 Canada Inc. for investment purposes in exchange for cash in an amount equal to the fair value of the shares. BPO also holds a $10 million non-voting preferred share interest in 9165789 Canada Inc. BOP Management Holdings Inc. indirectly owns 33% of BPO’s economic interest in DTLA and an interest in BPO’s U.S. asset management and certain promote fee streams.

On February 18, 2015, Brookfield Global FM Limited Partnership (“FM Co.”) sold its interest in Brookfield Johnson Controls Australia and Brookfield Johnson Controls Canada to a subsidiary of Brookfield Asset Management. FM Co. is accounted for in accordance with the equity method as an investment in associate.

NOTE 30. SUBSIDIARY PUBLIC ISSUERS
BOP Split was incorporated for the purpose of being an issuer of preferred shares and owning the additional investment in BPO common shares following the acquisition of the remaining common shares of BPO not previously held, directly or indirectly, by the partnership in the first and second quarters of 2014. Holders of outstanding BPO Class AAA Preferred Shares Series G, H, J and K, which were convertible into BPO common shares, were able to exchange their shares for BOP Split Senior Preferred Shares, subject to certain conditions. The BOP Split Senior Preferred Shares are listed on the TSX and began trading on June 11, 2014. All shares issued by BOP Split are retractable by the holders at any time for cash.

The following table provides consolidated summary financial information for the partnership, BOP Split, and the Holding Entities:

(US$ Millions) For the three months ended Jun. 30, 2015	Brookfield Property Partners L.P.	BOP Split Corp.	Holding Entities(3)	Other Subsidiaries	Consolidating Adjustments(2)	Brookfield Property Partners L.P consolidated
Revenue	$—	$—	$71	$1,170	$(71)	$1,170
Net income attributable to unitholders(1)	382	401	1,026	554	(1,337)	1,026

For the three months ended Jun. 30, 2014
Revenue	—	—	73	1,243	(73)	1,243
Net income attributable to unitholders(1)	$298	$281	$893	$539	$(1,119)	$892
(1) Includes net income attributable to limited partners, general partner, non-controlling interest - redeemable/exchangeable and special limited partnership units and non-controlling interest - Limited partnership units of Exchange LP.
(2) Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.
(3) Includes Brookfield Property L.P., Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited and BPY Bermuda Holdings II Limited.

(US$ Millions) For the six months ended Jun. 30, 2015	Brookfield Property Partners L.P.	BOP Split Corp.	Holding Entities(3)	Other Subsidiaries	Consolidating Adjustment(2)	Brookfield Property Partners L.P consolidated
Revenue	$—	$—	$153	$2,319	$(153)	$2,319
Net income attributable to unitholders(1)	689	684	1,859	1,022	(2,395)	1,859

For the six months ended Jun. 30, 2014
Revenue	$—	$—	$147	$2,305	$(147)	$2,305
Net income attributable to unitholders(1)	373	282	1,264	835	(1,490)	1,264
(1) Includes net income attributable to limited partners, general partner, non-controlling interest - redeemable/exchangeable and special limited partnership units and non-controlling interest - Limited partnership units of Exchange LP.
(2) Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.
(3) Includes Brookfield Property L.P., Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited and BPY Bermuda Holdings II Limited.

(US$ Millions) As of Jun. 30, 2015	Brookfield Property Partners L.P.	BOP Split Corp.	Holding Entities	Other Subsidiaries	Consolidating Adjustments	Brookfield Property Partners L.P consolidated
Current assets	$—	$—	$297	$2,217	$—	$2,514
Non- current assets	8,080	6,076	26,721	61,616	(40,877)	61,616
Assets held for sale	—	—	—	648	—	648
Current liabilities	—	—	514	9,415	—	9,929
Non current liabilities	—	2,928	4,976	17,477	—	25,381
Liabilities associated with assets held for sale	—	—	—	267	—	267
Equity attributable to interests of others in operating subsidiaries and properties	—	—	5	7,673	—	7,678
Equity attributable to unitholders(1)	8,080	3,148	21,523	29,649	(40,877)	21,523
(1) Includes net income attributable to limited partners, general partner, non-controlling interest - redeemable/exchangeable and special limited partnership units and non-controlling interest - Limited partnership units of Exchange LP.

(US$ Millions) As of Dec. 31, 2014	Brookfield Property Partners L.P.	BOP Split Corp.	Holding Entities	Other Subsidiaries	Consolidating Adjustments	Brookfield Property Partners L.P consolidated
Current assets	$—	$—	$177	$4,347	$—	$4,524
Non- current assets	7,427	5,759	22,967	58,810	(36,153)	58,810
Assets held for sale	—	—	—	2,241	—	2,241
Current liabilities	—	—	564	4,792	—	5,356
Non current liabilities	—	2,894	2,369	25,436	—	30,699
Liabilities associated with assets held for sale	—	—	—	1,221	—	1,221
Equity attributable to interests of others in operating subsidiaries and properties	—	—	5	8,086	—	8,091
Equity attributable to unitholders(1)	7,427	2,865	20,206	25,863	(36,153)	20,208
(1) Includes net income attributable to limited partners, general partner, non-controlling interest - redeemable/exchangeable and special limited partnership units and non-controlling interest - Limited partnership units of Exchange LP.

NOTE 31. SEGMENT INFORMATION

a)	Operating segments
IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assessing its performance. As of June 30, 2015, the partnership has the following seven operating segments that are independently and regularly reviewed and managed by the CODM: i) Office, ii) Retail, iii) Industrial, iv) Multifamily, v) Hotels, vi) Triple Net Lease, and vii) Corporate.

b)	Basis of measurement
The CODM measures and evaluates the performance of the partnership’s operating segments based on net operating income (“NOI”) and funds from operations (“FFO”), and net income and equity attributable to unitholders. These performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies and organizations. The partnership defines these measures as follows:

i.	NOI: revenues from properties in the partnership’s commercial and hospitality operations less direct property expenses.

ii.
FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items. When determining FFO, the partnership also includes its proportionate share of the FFO of unconsolidated partnerships and joint ventures/associates.

iii.	Net income attributable to unitholders: net income attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

iv.	Equity attributable to unitholders: equity attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

c)	Reportable segment measures
The following summaries present certain financial information regarding our operating segments for the three and six months ended June 30, 2015 and 2014:

(US$ Millions)	Total revenue		NOI		FFO
Three months ended Jun. 30,	2015	2014	2015	2014	2015	2014
Office	$632	$804	$325	$351	$150	$170
Retail	36	50	18	25	107	103
Industrial	100	76	23	15	3	3
Multifamily	60	47	37	20	11	8
Hotels	272	266	68	62	20	10
Triple Net Lease	70	—	70	—	8	—
Corporate	—	—	—	—	(141)	(86)
Total	$1,170	$1,243	$541	$473	$158	$208

(US$ Millions)	Total revenue		NOI		FFO
Six months ended Jun. 30,	2015	2014	2015	2014	2015	2014
Office	$1,300	$1,462	$662	$696	$317	$265
Retail	73	85	38	51	220	218
Industrial	133	124	49	30	5	5
Multifamily	131	91	67	43	21	11
Hotels	542	543	132	124	32	21
Triple Net Lease	140	—	140	—	16	—
Corporate	—	—	—	—	(277)	(148)
Total	$2,319	$2,305	$1,088	$944	$334	$372

The following summary presents information about certain consolidated balance sheet items of the partnership, on a segmented basis, as of June 30, 2015 and December 31, 2014:

	Total assets		Total liabilities		Total equity attributable to unitholders
(US$ Millions)	Jun 30, 2015	Dec 31, 2014	Jun 30, 2015	Dec 31, 2014	Jun 30, 2015	Dec 31, 2014
Office	$40,210	$38,618	$17,787	$18,910	$19,075	$16,003
Retail	10,788	11,023	506	668	9,228	9,171
Industrial	2,827	2,897	1,169	1,226	476	460
Multifamily	2,548	2,870	1,428	1,807	456	417
Hotels	3,658	3,678	2,822	2,754	453	473
Triple Net Lease	4,463	4,367	3,074	3,364	356	240
Corporate	284	2,122	8,791	8,547	(8,521)	(6,556)
Total	$64,778	$65,575	$35,577	$37,276	$21,523	$20,208

The following summary presents a reconciliation of NOI and FFO to net income for the three and six months ended June 30, 2015 and 2014:

	Three months ended Jun 30,		Six months ended Jun 30,
(US$ Millions)	2015	2014	2015	2014
Commercial property revenue	$781	$742	$1,591	$1,465
Hospitality revenue	264	264	534	539
Direct commercial property expense	(308)	(331)	(635)	(645)
Direct hospitality expense	(196)	(202)	(402)	(415)
NOI	541	473	1,088	944
Investment and other revenue	125	237	194	301
Investment and other expense	(60)	(28)	(60)	(35)
Share of equity accounted income - FFO	159	131	330	273
Interest expense	(366)	(307)	(740)	(595)
General and administrative expense	(122)	(95)	(232)	(179)
Depreciation and amortization of non-real estate assets	(7)	(10)	(12)	(20)
Non-controlling interests of others in operating subsidiaries and properties in FFO	(112)	(193)	(234)	(317)
FFO(1)	158	208	334	372
Depreciation and amortization of real estate assets	(34)	(27)	(65)	(56)
Fair value gains, net	179	1,014	1,007	1,582
Share of equity accounted income - non-FFO	390	170	483	256
Income tax benefit (expense)	360	(269)	181	(689)
Non-controlling interests of others in operating subsidiaries and properties – non-FFO	(27)	(204)	(81)	(201)
Net income attributable to unitholders(2)	1,026	892	1,859	1,264
Non-controlling interests of others in operating subsidiaries and properties	139	397	315	518
Net income	$1,165	$1,289	$2,174	$1,782

(1)
FFO represents interests attributable to GP Units, LP Units, Exchange LP Units, Redeemable/Exchangeable Partnership Units and Special LP Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Partnership Units and Special LP Units are presented as non-controlling interests in the consolidated statements of income.

(2)
Includes net income attributable to GP Units, LP Units, Exchange LP Units, Redeemable/Exchangeable Partnership Units and Special LP Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Partnership Units and Special LP Units are presented as non-controlling interests in the consolidated statements of income.

NOTE 32. SUBSEQUENT EVENTS
On August 4, 2015, the partnership announced that the TSX accepted a notice filed by the partnership of its intention to renew its prior normal course issuer bid for a one-year period. The notice provides that the partnership may, during the twelve month period commencing August 6, 2015 and ending August 5, 2016, purchase on the TSX, the NYSE and any alternative Canadian trading platform, up to 13,142,359 LP Units, representing approximately 5% of its issued and outstanding LP Units. Under the normal course issuer bid, the partnership may purchase up to 40,025 LP Units on the TSX during any trading day, which represents approximately 25% of the average daily trading volume on the TSX for the most recently completed six calendar months prior to the TSX's acceptance of the notice of the normal course issuer bid. The price to be paid for the LP Units under the normal course issuer bid will be the market price at the time of purchase. All LP Units purchased by the partnership under this bid will be promptly canceled.

On August 3, 2015, the board of directors of the partnership approved an amendment to the base management fee and equity enhancement distribution calculations. Pursuant to this amendment, the annual base management fee paid by the partnership to Brookfield Asset Management will be changed from $50 million, subject to annual inflation adjustments, to 0.5% of the total capitalization of the partnership, subject to an annual minimum of $50 million. The calculation of the equity enhancement distribution will be amended to reduce the distribution by the amount by which the revised base management fee is greater than $50 million per annum plus annual inflation adjustment. The amendment will take effect in the third quarter of 2015. The partnership anticipates the total combined amount of the base management fee and equity enhancement distribution payable to Brookfield Asset Management to remain substantially the same under the previous and amended base management fee and equity enhancement distribution calculations.

On August 3, 2015, a Brookfield-managed fund acquired Center Parcs UK from funds managed by Blackstone Group L.P.'s private equity and real estate businesses. Center Parcs UK operates five short break destinations across the United Kingdom.

On August 7, 2015, a Brookfield-managed fund acquired all of the outstanding common stock of Associated Estates Realty Corporation (“Associated Estates”), a real estate investment trust focused on apartment communities, for $28.75 per share in cash, or approximately $2.5 billion including the assumption of debt.